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                                        February 29, 2000


Securities and Exchange Commission
450 5th Street, N.W.
Washington, D.C.   20549

     RE: Alliant Energy Corporation - Form RW (Request for Withdrawal) File No. 70-9455 - Post-Effective Amendment No. 1,
          dated January 10, 2000
          -------------------------------------------------------------


Ladies and Gentlemen:

          On behalf of Alliant Energy Corporation ("Alliant Energy"), I hereby request withdrawal of the Post-Effective Amendment No. 1, dated January 10, 2000, as filed in File No. 70-9455, on Form U-1/POS-AM. The filing of Post-Effective Amendment No. 1 in File No. 70-9455 was in error. The error has been corrected and retransmitted.

                                        Best personal regards,



                                        Andrew F. MacDonald